Exhibit 99.1

NOTICE TO THE MARKET

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”) hereby informs to its shareholders and the market, in accordance with article 12 of the Resolution of the Securities and Exchange Commission No. 44/21, that it received on November 25, 2024 a notice from Capital Research Global Investors (“CRGI”), informing that it has reduced their stake in common shares issued by JBS.

CRGI managed 110,968,019 of the JBS’ common shares, corresponding to 5.00% of the total shares issued and informed that it started to manage a total of 110,348,453 of JBS’ common shares, which represent 4.97% of the total shares issued.

CRGI further declared that:

(i)	this is a minority investment that does not change the composition of control or the administrative structure of JBS;

(ii)	there is no quantity of JBS shares targeted by CRGI; and

(iii)	there are no other securities and derivative financial instruments referenced in such shares held, directly or indirectly, by CRGI or a person linked to it, nor any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by JBS in which CRGI or a person linked to it is a party.

The original version of the correspondence received from CRGI is filed at the JBS’ headquarter.

São Paulo, November 26, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer